Exhibit 99.1

News Release

Cenovus Energy announces redemption of Series 1 & 2 Preferred Shares

Calgary, Alberta (February 26, 2026) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced it will exercise its right to redeem its 2.577% Series 1 Preferred Shares (the “Series 1 Preferred Shares”) and its 3.948% Series 2 Preferred Shares (the “Series 2 Preferred Shares”, collectively, the “Series 1 & 2 Preferred Shares”) on March 31, 2026 (the “Redemption”). All of the Series 1 & 2 Preferred Shares outstanding will be redeemed at the price of $25.00 per share, for an aggregate amount payable to holders of $300 million, less required withholdings, if any, funded primarily from cash on hand.

As previously announced, the Company’s Board of Directors has declared quarterly dividends of $0.16106 per Series 1 Preferred Share and $0.24337 per Series 2 Preferred Share, each payable on March 31, 2026, to shareholders of record as of March 13, 2026. These will be the final dividends paid on the Series 1 & 2 Preferred Shares.

Inquiries from registered holders of Series 1 & 2 Preferred Shares should be directed to Cenovus’s Registrar and Transfer Agent, Computershare Investor Services Inc. at 1-866-332-8898 or (514) 982-8717 outside North America. Beneficial holders, who are not directly registered holders of Series 1 & 2 Preferred Shares, should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds.

Advisory

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”), within the meaning of applicable securities legislation, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of the Company's experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this news release is identified by words such as “payable”, “should”, “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the completion of the Redemption, including the timing and funding thereof and the dividend payments with respect to the Series 1 & 2 Preferred Shares.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking information, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual
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results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the period ended December 31, 2025, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, which are available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating sustainability considerations into its business plans. Cenovus common shares are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751
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